Exhibit 99.1

China Zenix Auto International Announces

the Settlement of a Shareholder Lawsuit

Zhangzhou, China, February 17, 2017 — China Zenix Auto International Limited (NYSE:ZX) (“China Zenix” or the “Company”); Mr. Jianhui Lai, the chairman of the Company’s board of directors and chief executive officer, RichWise International Investment Group Limited and Richburg Holdings Limited (collectively, the “Consortium”), and QVT Fund V LP, QVT Fund IV LP, and Quintessence Fund L.P. (collectively, the “Minority Shareholders”) hereby announce that they have reached a confidential agreement to settle the proceedings filed by the Minority Shareholders against the Company and the Consortium in the Eastern Caribbean Supreme Court of the British Virgin Islands (the “Court”) (Claim BVIHC(Com) 2014/0026) (the “Proceedings”). The Proceedings arose from a restructuring proposal made by the Consortium to the Company on 23 November 2013, which was subsequently withdrawn by the Consortium on 18 July 2014.

In consideration of the terms of settlement, the Minority Shareholders have agreed to discontinue their claims against the Company and the Consortium without any presumption or admission of liability or any wrongdoing on the part of the Company and the Consortium. The Company is a party to the settlement but does not have the obligation to make any payment to the Minority Shareholders, nor will the settlement affect the Company’s business operations. Each party has agreed to be responsible for their own legal costs.